

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2018

Mariam Morris
Chief Financial Officer
Cerecor Inc.
400 E. Pratt Street, Suite 606
Baltimore, MD 21202

> **Re: Cerecor Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed April 2, 2018**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2017**
> **Filed May 25, 2018**
> **File No. 001-37590**

Dear Ms. Morris:

We have reviewed your May 25, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 3

1. Please address the following regarding the disclosure you added to the amended Form 10-K which states that management concluded disclosure controls and procedures (DCP) were effective as of December 31, 2017:
   - Please tell us how you determined that a conclusion that your internal control over financial reporting (ICFR) was not effective as of December 31, 2017, did not impact your conclusion regarding the effectiveness of your DCP, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please refer to SEC Release No. 33-

8238, Final Rule: Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, which states that disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles.

- Please explain how you determined that the material weaknesses in your ICFR was not one of the components of ICFR that is also included in disclosure controls and procedures.
- Explain how you concluded that your DCP were effective as of December 31, 2017 but were not effective as of March 31, 2018.

You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance